Acquisition of Treasury Shares

On December 30, 2014, Woori Bank reported that it acquired 2,913,155 treasury shares through the Trust Agreement for acquisition of treasury shares. The acquired shares represent 0.44% of the total issued and outstanding shares of Woori Bank.

For further details relating to the Trust Agreement, see Form 6-K furnished to the Securities and Exchange Commission on September 29, 2014.

			Average Per Share
			Price	Total Amount
Date	Type of Shares	Shares Acquired	(KRW)	(KRW)	Broker

					Woori Investment &
Oct. 1, 2014	Common	88,802	12,570	1,116,310,150	Securities

Oct. 2, 2014	Common	255,000	12,683	3,234,256,400

Oct. 6, 2014	Common	350,000	12,626	4,419,360,000

Oct. 7, 2014	Common	70,000	12,795	895,650,000

Oct. 10, 2014	Common	44,706	12,600	563,295,600

Oct. 13, 2014	Common	150,000	12,484	1,872,700,000

Oct. 14, 2014	Common	275,000	12,488	3,434,259,100

Oct. 15, 2014	Common	400,000	12,530	5,012,117,150

Oct. 16, 2014	Common	413,223	12,518	5,172,960,750

Oct. 17, 2014	Common	450,857	12,528	5,648,709,800

Oct. 20, 2014	Common	115,567	12,549	1,450,269,400

Oct. 21, 2014	Common	300,000	12,031	3,609,332,500

Total		2,913,155	12,505	36,429,220,850